Exhibit 2

British American Tobacco p.l.c.

30 September 2022

Share Buyback- Non-Discretionary Agreement

Further to the share buyback programme announced by British American Tobacco p.l.c. (the "Company") on 11 February 2022 to buy back up to £2 billion BAT ordinary shares (the “Programme”), the Company today announces that it has entered into an agreement with its broker UBS AG (the “Broker”) on a non-discretionary basis, to purchase shares during the period commencing on 3 October 2022 and ending no later than 31 December 2022.

The Broker will make its trading decisions in relation to the Company’s securities independently of, and uninfluenced by, the Company.

The purpose of the Programme is to reduce the share capital of the Company. The Company intends to keep the purchased shares in Treasury.

Any purchases of ordinary shares by the Company in relation to this announcement will be made in accordance with certain pre-set parameters set out in the terms of the Broker's engagement, the Company’s general authority to repurchase shares granted by its shareholders at the Company's 2022 AGM, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 12 of the Financial Conduct Authority's Listing Rules.

Enquiries:

Investor Relations
British American Tobacco Investor Relations
Victoria Buxton / William Houston / John Harney
+44 (0) 20 7845  / 2012 / 1138 / 1263